EXHIBIT 99.1

Statoil's share saving plan allocates shares

The shares purchased by DNB on behalf of Statoil ASA (OSE: STL, NYSE: STO) on 13 April 2018 for use in the group's Share Saving Plan have on 18 April 2018 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 8,691,855 shares.

As participants in the share saving plan, Statoil's primary insiders and their close associates have been allocated shares at an average price of NOK 198.83 per share. Details on allocation of shares are set forth in the below table.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Name	Title	Shares allocated to primary insider	Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	New total shareholding
Alton, Russell	Senior vice president	420		8,017		8,017
Bacher, Lars Chr.	Executive vice president	318		24,969		24,969
Di Valerio, Ingrid E.	Member of the board of directors	90		4,960		4,960
Dodson, Timothy	Executive vice president	326		29,197		29,197
Gjærum, Reidar	Senior vice president	240		33,251	445	33,696
Hegge, Hans Jakob	Chief Financial Officer	288	90	29,648	4,367	34,025
Hika, Gemetchu	Company secretary	80		1,754		1,754
Hovden, Magne	Senior vice president	231		19,252		19,252
Jacobsen, Jon Arnt	Senior vice president corporate audit	294		22,454		22,454
Kvelvane, Ørjan	Senior vice president	136		6,449		6,449
Labråten, Per-Martin	Member of the board of directors	45		1,576		1,576
Nilsson, Jannicke	Chief Operating Officer	269	98	23,062	17,175	40,237
Rummelhoff, Irene	Executive vice president	267		25,916	407	26,323
Skeie, Svein	Senior vice president	190	105	23,977	6,430	30,407
Sætre, Eldar	President and Chief Executive Officer	438		58,815		58,815
Siv Helen Torstensen	Vice president	158	70	5,444	1,666	7,110
Økland, Jens	Executive vice president	258		18,123		18,123
Øvrum, Margareth	Executive vice president	341	101	50,585	8,104	58,689